# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### June 4, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Animal Health International, Inc.

### File No. 001-33273- CF#24963

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Animal Health International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on March 22, 2010, and as amended on May 25, 2010.

Based on representations by Animal Health International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 1.1        through March 16, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela D. Howell
Special Counsel